Exhibit 1.2

Certain fee information in Schedule E, Compensation and Fees, has been excluded from Exhibit 1.1 because it is immaterial and is the type that the Company treats as private or confidential.

AGENCY AND DISTRIBUTION SERVICES AGREEMENT

This AGENCY AND DISTRIBUTION SERVICES AGREEMENT (this “Agreement”) is hereby made effective as of the 12th day of August, 2022 and is made and entered into by and between Gainbridge Life Insurance Company, a Delaware corporation (“Insurer”), and Gainbridge Insurance Agency, LLC, a Delaware limited liability company (“Agency”). Insurer and Agency are sometimes referred to herein collectively as the “parties” or individually as a “party.”

RECITALS

WHEREAS, the parties wish to enter into this Agreement in order to set forth the terms and conditions upon which Agency will, during the term of this Agreement: (i) serve as an independent agency of Insurer, solely for the purposes of soliciting and procuring applications and facilitating consumer-directed sales of specified annuity or life insurance products issued by Insurer and identified on Schedule A and as such schedule may be modified pursuant to Schedule B (the “Specified Products”); (ii) render certain design, implementation, administration and support services with respect to (x) a digital platform (including but not limited to a website and a mobile application) (the “Distribution Platform”) for the promotion and consumer-directed distribution of the Specified Products and (y) a digital policy administration platform for the administration of the Specified Products (the “Administration Platform” and together with the Distribution Platform, the “Platforms”); (iii) provide access, as reasonably requested by Insurer, to the Platforms; and (iv) provide for all other aspects of the consumer-directed sales and distribution of the Specified Products, including but not limited to the support of a broker-dealer for transactions involving variable annuities products issued by Insurer or any other Specified Product required to be registered as a security (each a “Registered Product”) with the U.S. Securities and Exchange Commission (the “SEC”).

NOW, THEREFORE, in consideration of the premises and mutual agreements herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Insurer and Agency hereby agree as follows:

AGREEMENT

1.    Appointment. Insurer hereby appoints Agency as an independent agency of Insurer with authority for the purposes of soliciting and procuring applications and facilitating consumer-directed sales of the Specified Products. In addition, upon written request from Agency, Insurer shall appoint any appropriate personnel of Agency who are duly licensed as insurance producers and provide services on behalf of Agency in support of the solicitation and consumer-directed sales of the Specified Products as contemplated by this Agreement; provided, however, that Insurer shall retain sole discretion with respect to the determination to appoint any such person.

2.    Services.

(a)    Agency shall solicit and procure applications and facilitate consumer-directed sales of the Specified Products and design, implement, administer and support the Platforms for use by Insurer (collectively, the “Services”). In connection with the Services, Agency may be asked to provide advice and assistance, as needed from time to time, concerning any and all aspects of the promotion of the Specified Products and/or Insurer’s operations relating to distribution of the Specified Products through the Distribution Platform, including assistance with technology, operations, design, support, marketing and customer relations. Without limiting the generality of the foregoing, Agency shall provide Insurer with the specific Services listed on Schedule C. Insurer shall retain responsibility for the benefits, premium rates, collateral and reimbursement procedures, underwriting criteria and claims administration and payment procedures with respect to the Specified Products, and Agency shall grant Insurer and its designated personnel, including employees, agents, consultants and contractors, access to the Platforms as reasonably required by Insurer to fulfill the foregoing. In the event of a dispute between Agency and Insurer related to fulfilling a lawful obligation with respect to a Specified Product not expressly delegated to Agency by the terms of this Agreement, Insurer shall fulfill such obligation.

(b)    Agency shall not embed or otherwise incorporate in any Deliverable (as defined below), any open source software, commercially available software, methodologies, tools, templates or other technology or other works proprietary to any third party (collectively, “Third Party Works”) or any software, methodologies, tools, other technology, templates or other works developed or acquired by or on behalf of Agency prior to the date of this Agreement or developed or acquired by or on behalf of Agency on or after the date of this Agreement, outside the scope of any Services provided hereunder, without the use of any unlicensed Insurer Property (collectively, “Agency Works”) (any such Third Party Work or Agency Work incorporated in any Deliverable, an “Embedded Work”) unless (i) Agency has provided Insurer written notice of its proposal to include any Third Party Work or Agency Work in a Deliverable and a reasonably detailed description of the proposed Embedded Work, and (ii) Insurer expressly agrees in writing to the inclusion of such Third Party Work or Agency Work in such Deliverable. In the event any Deliverable contains any Embedded Work, Agency hereby grants to Insurer a royalty-free, fully paid, worldwide license limited to the scope and purpose of this Agreement to use such Embedded Work in any manner and media as Insurer may, in its sole discretion, determine. As used herein, the term “Deliverable” means all inventions, discoveries, improvements, developments, concepts, trade secrets, original works of authorship, products, drawings, ideas, know-how, designs, schematics, specifications, proofs of concept, prototypes, systems, algorithms, computer programs (including source code, object code, routines and macros), databases, processes, procedures, methodologies, techniques, documentation, books, records, files, and other work products, together with all documentation and notes relating to the foregoing, whether or not patentable or registrable under copyright or similar laws, which Agency and/or any person performing any portion of Agency’s obligations under this Agreement, alone or jointly, creates, conceives, develops, reduces to practice, or causes another to create, conceive, develop or reduce to practice, in connection with Services for use by Insurer.

(c)    In the event any Deliverable, in the form delivered to Insurer by Agency or pursuant to any modification enacted or directed by or on behalf of Agency, contains any computer virus, Trojan horse, worm, time bomb, ransomware, or other similar code or hardware component designed to disable, damage or disrupt the operation of, permit unauthorized access to, erase, destroy or modify any Deliverable, any operating system upon which any Deliverable is installed, or any other software, hardware, network or other technology (“Malicious Code”), or in the event Agency or any person performing any portion of Agency’s obligations under this Agreement, alone or jointly, introduces any Malicious Code into any Deliverable or any other software, hardware, system or network of Insurer or other Insurer Property, Agency shall, at its sole cost and expense, promptly eliminate such Malicious Code and otherwise remedy any damages, losses or other adverse effects suffered by Insurer, any affiliates thereof and any licensors or licensees of Insurer, resulting from such Malicious Code.

(d)    Agency shall deliver to customers any and all prospectuses or other disclosure documents, annuity contracts or insurance policies, certificates, booklets, statements, confirmations, termination notices or other written communications delivered by Insurer to Agency for delivery to customers promptly after receipt of instructions from Insurer to deliver such materials.

(e)    To the extent any funds or invested assets of Insurer are affected by the provision of Services under this Agreement, such funds and invested assets are and shall remain the exclusive property of Insurer, held for the benefit of Insurer and subject to the control of Insurer. All purchase payments, premiums and fees related to the Specified Products shall be paid by the customer directly to Insurer. Agency is not authorized to endorse or cash checks, drafts, or other financial instruments made payable to Insurer, or which are otherwise intended by the customer to be paid to Insurer. If, notwithstanding the foregoing, purchase payments, premiums or fees payable to Insurer come into the possession of Agency, they will nonetheless be the exclusive property of Insurer, subject to the control of Insurer, and will constitute trust funds which Agency must hold in fiduciary capacity for the benefit of Insurer until transmitted to Insurer; such funds must not be commingled by Agency with its own assets and must not be subject to any use by Agency. Agency shall promptly notify Insurer that such funds have come into Agency’s possession and Agency shall promptly return such funds to Insurer within 30 days of receipt by Agency. If such funds are paid to Agency by or on behalf of a customer, such funds will be deemed to have been received by Insurer. The return of any purchase payments, premiums or fees by Insurer to Agency will not be deemed to have been paid to the customer until the payments are actually received by the customer. The foregoing does not limit any right of Insurer against Agency resulting from the failure of Agency to make payments to Insurer or any customers.

(f)    Broker Dealer for Registered Products

(i)    Prior to promoting or making any Registered Product available on the Distribution Platform, Agency will enter into an insurance networking arrangement with one or more broker-dealers (each a “Broker Dealer”), each registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”), to jointly provide marketing support, distribution and sales services for the offer and sale of Registered Products in compliance with all applicable statutory and regulatory requirements of the federal and state securities laws, rules, regulations and regulatory policies and all applicable FINRA rules and regulatory policies.

Agency represents, covenants and warrants that, under each insurance networking arrangement, Agency will be an associated person of the Broker Dealer and that the Broker Dealer will represent, covenant and warrant that it is and, at all times when performing its functions and fulfilling its obligations under the insurance networking agreement, will be: (a) registered as a broker-dealer with the SEC; (b) registered in each state or other authority in which Broker-Dealer intends to perform its functions and fulfill its obligations hereunder, if required; and (c) a member firm of FINRA in good standing. Agency further represents, covenants and warrants that each insurance networking agreement between Agency and a Broker Dealer for the distribution of any Registered Product will meet the requirements of the SEC no-action letter issued to the Committee of Annuity Insurers, Securities Industry and Financial Markets Association, and American Council of Life Insurers (pub. avail Apr. 23, 2013). Agency will immediately notify Insurer if any insurance networking arrangement with a Broker Dealer contemplated by this Section 2(f) ceases to meet such representations, covenants and warranties.

(ii)    In connection with promoting and facilitating consumer-directed sales of Registered Products, Agency will act only through its personnel who are licensed insurance producers appointed by Insurer and also registered principals or representatives of a Broker Dealer pursuant to an insurance networking arrangement (“Dual Representatives”). Agency will ensure that all Dual Representatives are and continue to be: (x) duly insurance licensed in the jurisdictions necessary to perform the Services, and (y) duly registered with FINRA as registered representatives and associated persons of a Broker Dealer.

Agency is responsible for ensuring that all Dual Representatives are trained on the Registered Products. Insurer will establish standards for Registered Product training.

(iii)    If Agency plans to replace any Broker Dealer with another broker-dealer, Agency shall provide Insurer with sufficient advance notice of the identity of the replacement broker-dealer so that due diligence can be performed on the replacement broker-dealer in a timely manner that results in no interruption to the performance of the broker-dealer functions and activities set forth in this Agreement.

(g)    AML/Sanctions Procedures.

(i)    Agency shall, or shall cause one or more Outsourced Service Providers to, contract with one or more anti-money laundering and anti-terrorism (“AML”) and “know your customer” (“KYC”) service providers (each a “AML/KYC Subcontractor”) to create and maintain an AML and KYC compliance program. Agency shall ensure that each AML/KYC Subcontractor:

1)    has policies and procedures reasonably designed to comply with the USA PATRIOT Act, the Bank Secrecy Act and, in each case, any other applicable AML or KYC laws, to include procedures to: (A) identify and verify a customer in connection with the issuance of the Specified Products; (B) conduct appropriate customer due diligence, and enhanced due diligence based on risk; (C) identify AML/KYC red flags; and (D) escalate to Insurer potential suspicious activity; and

2)    has policies and procedures reasonably designed to comply with sanctions regulations administered and enforced by the United States (including the Office of Foreign Assets Control (OFAC) of the U.S. Department of State), the European Union, Her Majesty’s Treasury-UK, the United Nations and locally applicable sanctions regimes (“Sanctions”) and to include procedures to: (A) screen all names, including beneficial owners, control persons and powers of attorney where applicable, using an appropriate sanctions list vendor to determine if a party is the subject or target of sanctions; (B) identify where an entity may be owned or controlled by a party who is the subject of sanctions although such entity may not specifically be listed on a sanctions list; and (C) prohibit transactions involving any party that is resident of or domiciled in a nation or area or region of any nation that is subject to Sanctions.

(ii)    Agency shall cause, or shall cause the applicable Outsourced Service Provider to cause, the AML/KYC Subcontractor to submit to periodic review by Insurer the AML/KYC Subcontractor’s AML/KYC and Sanctions due diligence policies and procedures, including responding to questionnaires and providing documentation and written certification of the AML/KYC Subcontractor’s policies and procedures.

(iii)    Agency and its employees in performing hereunder shall comply in all material respects with all laws and regulations regarding AML, fraud, Sanctions and other financial crimes regulations, including the United States Foreign Corrupt Practices Act and the UK Bribery Act (collectively, “Anti-Bribery Laws”). Agency shall promptly advise Insurer of any potential red flags relating to AML, Sanctions, fraud, bribery, corruption or any other serious financial crime (including any possible violations of AML laws, Sanctions or Anti-Bribery Laws) about which it may become aware in performing the Services to the extent permitted by applicable law. To the extent any red flags require regulatory reporting, Agency shall coordinate any such reporting with Insurer. Agency further must not discuss or disclose to any unauthorized party the existence of any red flags or potential regulatory reporting.

(h)    Agency shall use commercially reasonable efforts to promote the business and interests of Insurer as contemplated by this Agreement and shall conduct itself so as not to adversely affect the business, good standing or reputation of itself or Insurer or Insurer’s affiliates.

(i)    The parties may, by mutual agreement, determine from time to time to have Agency perform services for Insurer in addition to those specified in this Agreement. In the event of such a determination, the parties will adopt and execute an amendment to Schedule C, which will describe the additional services and any appropriate details, including the term during which the additional services will be provided. Such additional services will be subject to all of the terms and conditions of this Agreement, including with respect to assignment and delegation, except as expressly provided in any amendment to Schedule C. Any additional compensation payable to Agency in respect of such additional services may require the parties to adopt and execute an amendment to Schedule E.

(j)    Agency will process Personal Information received, directly or indirectly, from Insurer or customers solely for the purpose of performing the Services in accordance with this Agreement or pursuant to Insurer’s instructions as issued from time to time in writing. Unless Insurer provides express written approval otherwise, Agency agrees, acknowledges and certifies that it will not, and shall cause each Outsourced Service Provider not to:

(i)    Sell, rent, release, disclose, disseminate, make available, transfer, or otherwise communicate orally, in writing, or by electronic or other means, such Personal Information to another business or any third party for monetary or other valuable consideration;

(ii)    Retain, use, disclose, collect, sell, or otherwise process such Personal Information for any purpose other than for the specific purpose of, and as necessary for, performing Services pursuant to the Agreement. For clarity, Agency may not retain, use, or disclose such Personal Information for any commercial purposes outside of the direct business relationship between Agency and Insurer; or

(iii)    “Personal Information” means any and all information in any medium or format that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer, household, or device. Without limitation, “Personal Information” includes information qualifying as “personal information,” “nonpublic personal information,” “nonpublic information” and similar terms under applicable federal and state privacy laws and their implementing regulations.

3.    Limitation of Authority. Agency has no authority other than as specified in this Agreement. Specifically, and without limitation:

(a)    Insurer has the sole authority to prescribe the Specified Products for which applications may be solicited. Agency has no authority to make or alter any Specified Product form or alter any conditions contained therein or waive any of the provisions or conditions thereof, nor to modify, alter or waive any of Insurer’s contractual rates or waive any forfeiture;

(b)    Agency has no authority to issue final determinations related to the suitability of any Specified Product for any particular applicant; provided that, to the extent applicable, Agency may implement Insurer’s algorithm(s) for determining suitability in accordance with criteria and guidelines furnished by or developed in cooperation with Insurer; however, Insurer has the sole authority to render the final determination with respect to each suitability review;

(c)    Agency has no authority to bind Insurer with respect to any Specified Product or otherwise; provided that Agency may process the acceptance of applications for and issuance of any Specified Product pursuant to criteria and guidelines furnished by or developed in cooperation with Insurer. Insurer makes no representation that any application submitted by Agency will result in the issuance of an insurance contract by Insurer. Insurer may reject, in its sole discretion, any application;

(d)    Agency has no authority to use any Advertisement or marketing strategy with respect to Insurer, the Specified Products, or the distribution thereof unless Agency has obtained approval from Insurer’s compliance department, regardless of how or where, or by whom, such Advertisement or marketing strategy is generated or produced. All Advertisements must be (i) approved and (ii) assigned a form number by Insurer prior to use by Agency. Agency shall retain copies in its records, in accordance with prudent standards of recordkeeping, of all Advertisements it creates or uses with respect to Insurer, the Specified Products, the distribution thereof or the Distribution Platform. As used herein, the term “Advertisement” means any material or communication, regardless of medium, designed to create public interest in annuities or life insurance offered by Insurer, or in Insurer, or to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain an annuity or life insurance contract offered by Insurer, including but not limited to: (i) printed and published material, audiovisual material and descriptive literature of Insurer, or spokesperson, promoter or influencer on behalf of Insurer, used in direct mail, newspapers, magazines, radio or television scripts, telemarketing scripts, billboards or similar displays, the Internet, social media or any other mass communication media; (ii) descriptive literature and sales aids of all kinds, authored by or on behalf of Insurer, issued, distributed or used by or on behalf of Insurer; including but not limited to circulars, leaflets, booklets, web pages, depictions, illustrations and form letters; (iii) material which is designed to be used or is used to induce the public to purchase, increase, modify, reinstate, borrow on, surrender, replace or retain an annuity contract or insurance policy issued by Insurer; and (iv) prepared sales talks, presentations and materials provided by Insurer;

(e)    Agency must not interpret or render opinions in any way, including, without limitation, offering tax or legal advice on any Specified Product, or Insurer ’s practices or procedures, under any circumstances;

(f)    Agency must not make any recommendation, including through personalized marketing that could be viewed as a recommendation under applicable securities or insurance laws or guidance, or provide any investment advice with respect to, any Specified Products;

(g)    Agency has no authority to incur any debt or liability for or against Insurer;

(h)    Agency has no authority to perform any act on behalf of Insurer other than as expressly provided herein, except as specifically authorized in writing by the Chief Executive Officer or President of Insurer;

(i)    Agency has no authority over funds or invested assets of Insurer affected by the provision of Services under this Agreement. Any and all funds or invested assets of Insurer affected by the provision of Services under this Agreement are and will remain the exclusive property of Insurer, held for the benefit of Insurer, and are subject to the control of Insurer;

(j)    Insurer reserves the right to oversee and control all functions provided by Agency under this Agreement and shall monitor all services provided under this Agreement in accordance with Section 8 and no less frequently than annually for quality assurance;

(k)    Agency will not make any changes to the Platforms without providing Insurer with prior written notice;

(l)    Agency will not make deceptive statements to any customer with regard to Agency’s responsibilities or that of Insurer with regard to the issuance of any Specified Product, premiums or claims; and

(m)    Following termination of this Agreement in accordance with Section 16 (and at any other time upon demand of Insurer), Agency shall return to Insurer all Insurer Property in its custody.

(n)    Agency shall not give any information nor make any representations concerning any aspect of the Registered Products or related operations to any person or entity unless such information or representations are contained in an effective registration statement and pertinent prospectus for the applicable Registered Product(s) that has been filed with the SEC, or are contained in sales or promotional literature approved by the Insurer.

4.    Service Level Standards.

(a)    Agency shall provide, or cause to be provided, the Services in a timely, efficient and workmanlike manner, and otherwise in accordance with service level standards as the parties may negotiate from time to time, which will be incorporated into this Agreement as Schedule D (the “Service Level Standards”).

(b)    Insurer hereby acknowledges that Agency may provide the Services directly or through third-party service providers, selected by Agency (“Outsourced Service Providers”), subject to the following requirements and limitations:

(i)    Agency shall, when purchasing or procuring any products or services from Outsourced Service Providers in connection with the provision of the Services, in addition to the representations, warranties and covenants contained herein, pass-through or assign to Insurer the rights Agency obtains from the manufacturers and/or vendors of such products or services (including warranty and indemnification rights), all to the extent that such rights are assignable. Notwithstanding Section 6(d), Agency acknowledges and agrees that Insurer is not acting as a guarantor of Agency with regards to any Outsourced Service Providers and not entering into agreements with such Outsourced Service Providers in its personal capacity and shall not be responsible for any obligations or liabilities of Agency thereunder. Agency shall use commercially reasonable efforts to provide, for the benefit of Insurer, in any contract, agreement, or other document with an Outsourced Service Provider entered into by Agency, limited recourse language limiting the liability of Insurer.

(ii)    In the event of any failure or non-conformance of an Outsourced Service Provider’s products or services, Agency will coordinate with and be the point of contact for resolution of the problem through the applicable Outsourced Service Provider and, upon becoming aware of a problem, will notify Insurer and such Outsourced Service Provider and use commercially reasonable efforts to cause such Outsourced Service Provider to promptly repair or replace the nonconforming item or remediate the services in accordance with such Outsourced Service Provider’s corresponding warranty.

(iii)    Without diminishing its other obligations under this Agreement, if any warranty, indemnity or other applicable right relating to any product or service from any Outsourced Service Providers used in connection with the provision of the Services may not be passed through to Insurer, Agency shall, upon Insurer’s request, take all commercially reasonable steps to enforce such warranty, indemnity or other right relating to such product or service that are (1) reasonably relevant and applicable to the nonconforming product or service and (2) enforceable by Agency in its own name.

(c)    If Agency fails to meet a Service Level Standard, Agency shall (i) promptly investigate and report to Insurer on the root cause(s) of such failure, within 24 hours, if such failure directly affects customers; (ii) advise Insurer of the status of remedial efforts being undertaken with respect to such failure; (iii) notify Insurer of the steps which Agency believes should be taken to correct the cause of such failure; and (iv) use best efforts to correct the cause of such failure and minimize any adverse effect on customers. The failure of Agency to meet a Service Level Standard will not constitute a breach of the Agreement unless such failure also constitutes a breach of generally accepted industry practices and procedures used in performing services like the Services, or should such failure occur in three consecutive months or four times within a six-month period. Furthermore, Agency will not be in breach of this Agreement to the extent that its failure to perform an obligation under this Agreement is a result of a breach by Insurer of its obligations under this Agreement, including the responsibilities of Insurer described in Section 6. In addition to any other remedies to which it is entitled under the Agreement as the result of a breach by Insurer of its obligations under the Agreement, Agency will be excused from any resulting delays in performing the applicable Services and entitled to an equitable adjustment in the Service Level Standards of the particular Services outlined on Schedule D.

(d)    Agency shall, or to the extent applicable shall, cause each Outsourced Service Provider to, (i) implement and maintain a comprehensive information security program that contains appropriate administrative, technical, physical and security procedures designed to: (A) prevent unauthorized use of, access to or unlawful processing on the Platforms through computer hardware and software systems which are owned or controlled by Agency or any Outsourced Service Provider or Insurer; (B) prevent unauthorized access to or use of the Platforms by Agency’s current and former personnel; (C) ensure the confidentiality, integrity and availability of the Platforms; and (D) protect against any anticipated threats or hazards to the confidentiality, integrity and availability of the Platforms; (ii) at Insurer’s written or e-mail request, make reasonable adjustments to the comprehensive information security program necessary for Insurer’s continued compliance with the National Association of Insurance Commissioner’s (“NAIC’s”) Insurance Data Security Model Law, Delaware Insurance Data Security Act and all other applicable laws, rules and regulations; and (iii) at Insurer’s written or e-mail request, permit Insurer to perform an audit of Agency’s (or such Outsourced Service Provider’s) systems as follows:

(i)    Agency agrees to, and to cause each applicable Outsourced Service Provider to, cooperate with a data privacy and security audit by Insurer, at least once annually, which may include (A) providing responses to Insurer questionnaires; (B) review of Agency’s and such Outsourced Service Provider’s primary information security, privacy and incident response policies; and (C) review of Agency’s and such Outsourced Service Provider’s internal or third party security assessments, audits reports (e.g., SOC2), or reports on compliance with industry standards or applicable law.

(ii)    In the event of any suspected, threatened or actual incident of unauthorized access or other reasonable basis to suspect Agency or any Outsourced Service Provider is not in compliance with applicable law, its information security policies, or the terms of this Agreement, Agency shall promptly notify Insurer in writing or via email within one day of Agency’s discovery of such incident or basis and agrees to, and to cause such Outsourced Service Provider to, cooperate with an audit that may additionally include, as reasonably necessary, access to knowledgeable personnel, documentation, and other information as necessary to verify that Agency is in compliance with the terms of this Agreement and applicable law, and is taking appropriate remediation steps as necessary. Agency warrants that if there has been any incident of unauthorized access, all responsive steps will be documented and a post-incident review will be made of both the events and also actions taken, if any, to change business practices, mitigate the effects of, and discover the root causes of such incident. Agency shall not notify any third party of such incident without Insurer’s prior written authorization. Agency agrees that it shall pass-through, assign, or otherwise deliver to Insurer any reimbursements, damages, penalties, judgments, settlements, awards, costs, expenses, attorney’s fees and related costs (“Security Losses”) it may receive or be awarded from a third party as a result of any such security incident that affects Insurer to the extent such Security Losses are related to any Insurer Property, the Platforms, or the Specified Products.

(e)    Agency shall, or to the extent applicable shall cause each Outsourced Service Provider to, permit its personnel to access the Platforms and any Customer Information solely to the extent reasonably necessary to provide the Services. Agency will use multi-factor authentication to protect against unauthorized access to the Platforms and Customer Information, provided that, to the extent Agency deems such multi-factor authentication infeasible, Agency may instead use effective alternative compensating controls reviewed and approved by Agency’s chief information security officer (or similar officer responsible for information security within Agency’s organization).

(f)    Agency shall, and shall cause any applicable Outsourced Service Provider to, encrypt Customer Information in transit over external networks and at rest, provided that, to the extent Agency deems such encryption infeasible, Agency may instead secure Customer Information using effective alternative compensating controls reviewed and approved by Agency’s chief information security officer (or similar officer responsible for information security within Agency’s organization).

(g)    Agency shall, and shall cause any applicable Outsourced Service Provider to, reasonably cooperate with Insurer in connection with any regulatory or other governmental investigation and shall provide such regulatory or governmental authority such access and information as is reasonably requested to verify compliance with the terms of this Agreement and applicable law.

(h)    Agency shall, while this Agreement is in effect, prepare and maintain, and shall ensure that each applicable Outsourced Service Provider maintains, suitable disaster recovery, business resumption, and contingency plans appropriate for the nature and scope of the Platforms (“Disaster Recovery Plans”). Agency will share such plans with Insurer upon request. Agency shall, or as applicable shall cause each Outsourced Service Provider to, periodically test such Disaster Recovery Plans and promptly provide Insurer with the results of such tests upon request. As provided in this Section 4(h), Agency’s use of such Outsourced Service Providers will not release Agency from its duties and responsibilities to ensure suitable Disaster Recovery Plans.

(i)    Agency is solely responsible in the performance of the Services, by Agency or any Outsourced Service Provider, for compliance with all applicable federal, state and municipal statutes, laws, rules and regulations. Agency agrees that it will be as fully responsible for the acts or omissions of Outsourced Service Providers as it is for its own acts or omissions under this Agreement.

(j)    Agency shall require Outsourced Service Providers to have and maintain relevant insurance at coverage levels adequate to cover Agency’s obligations to provide Services under this Agreement in the event of any failure by the Outsourced Service Provider to provide services or perform its obligations to Agency. Upon request from Insurer, Agency shall provide Insurer with a certificate or certificates of insurance evidencing such coverage and amounts.

5.    Insurer Responsibilities.

(a)    Insurer shall cooperate on a timely basis with Agency and agrees to perform activities and provide all information reasonably required by Agency, in each case as Agency may specify in writing from time to time, to enable Agency to fulfill its obligations and responsibilities under this Agreement and to enable the Platforms to comply with applicable law. If Insurer does not cooperate and perform activities reasonably required by Agency on a timely basis and the same results in Agency’s inability to perform its obligations under this Agreement, Agency shall not be liable for non-performance of its obligations to such extent, and such action shall be considered a material breach of agreement by Insurer.

(b)    Insurer shall be responsible for the acts or omissions and for the services and functions performed by Insurer or Insurer’s affiliates, employees, officers, directors, agents, representatives or subcontractors on behalf Insurer.

6.    Compensation and Expenses; Chargebacks; Payment.

(a)    Insurer shall pay compensation to Agency with respect to annuity or life insurance contracts issued by Insurer on applications submitted on the Distribution Platform, and renewals of such contracts, at the rates shown on Schedule E. The parties agree that such compensation is fair and reasonable.

(b)    If a contract holder of a Specified Product exercises his or her right to return and cancel a Specified Product within the time period applicable, if any, under state law but after Insurer has compensated Agency for selling the cancelled Specified Product, or if any such contract is terminated within the first contract year due to death, surrender or withdrawal from the contract, then Agency shall immediately return to Insurer all compensation related to such contract. Agency agrees that it will become immediately liable to repay such compensation to Insurer and that Insurer will have the right to pursue any legal action to recover any such compensation from Agency. Agency will not be entitled to compensation with respect to any Specified Product that is rescinded or cancelled by Insurer for any reason, including, without limitation, suitability, misrepresentation, fraud or misunderstanding. Agency shall immediately refund to Insurer any compensation Insurer has paid to Agency on such Specified Products.

(c)    Agency must not, directly or indirectly, pay or allow any rebate of compensation related to any annuity contract or life insurance policy issued pursuant to this Agreement, nor offer any unlawful inducement for the sale or issuance of such a contract.

(d)    As consideration for the Services, Insurer shall make payments to Agency as set forth on Schedule E. Except, as Insurer may elect from time to time at its sole discretion, to pay Outsourced Service Providers engaged by Agency for specific Services, no funds will be advanced by Insurer to Agency to pay for the Services. All expenses of Agency, of whatever character, concerning Agency’s performance hereunder shall be borne and paid for by Agency exclusively, without recourse to Insurer. Any payment to Agency of any premiums or charges for the Specified Products by or on behalf of a customer shall be deemed to have been received by Insurer, and the payment of return premiums or claim payments forwarded by Insurer to Agency shall not be deemed to have been paid to the customer until the payments are received by the customer.

(e)    All payments between the parties will be determined and made in accordance with this Section 6 and otherwise in accordance with the NAIC Accounting Practices and Procedures Manual. Each party shall pay all amounts that may from time to time become due to the other party hereunder. Except as otherwise provided in this Agreement or as otherwise agreed to by the parties, a party will invoice such amounts to the other party on a monthly basis, and the other party shall pay such amounts within 15 days of receipt of an invoice from such party. If a party fails to pay any obligation under this Agreement that is due and owing to the other party, such unpaid payment will bear interest, beginning on the 16th day after delivery of the related invoice and until cured, at the rate of 1% per month or the maximum amount permitted by law, whichever is lower. Notwithstanding the foregoing, no interest will be due on overpayments made by either party under this Agreement. The due date for payments that are delayed due to a data or calculation error by a party will be deemed due from the date of the incorrect settlement to the date of the corrected payment. A party may offset any amount owed to it from the amount it owes to the other party.

7.    Review Rights. Insurer may, at any time and from time to time upon three business days’ prior written notice, review the records of Agency that relate to the Services provided to it; provided, however, that Insurer shall not be entitled to more than one review during any three-month period unless Insurer has a reasonable need for more frequent review, including, without limitation, a need to resolve questions raised in a review or a need to respond to regulatory inquiries; provided, further, that any such review may be conducted only between 9:30 a.m. and 5:30 p.m. Eastern time and in a manner so as not to disrupt the business of Agency. Such reviews will be conducted by Insurer at its sole cost and expense.

8.    Limitations on Liability. Insurer acknowledges and agrees that none of Agency, its affiliates and its and their respective principals, managers, members, officers, directors, employees, shareholders, partners or other applicable representatives (collectively, the “Agency Parties”) will be liable to Insurer or any of its affiliates or their respective principals, managers, members, officers, directors, employees, shareholders, partners or other applicable representatives (collectively, the “Insurer Parties” and each, individually, an “Insurer Party”) or to third parties under this Agreement for any loss (including for any loss due to the action or inaction of any person or entity retained by Insurer or Agency) sustained by any Insurer Party arising out of this Agreement or Agency’s actions or omissions in connection herewith, except (a) by reason of acts or omissions found by a court of competent jurisdiction to have been the result of Agency’s bad faith, negligence, or willful misconduct, (b) material breach of this Agreement in the performance or non-performance of its obligations under this Agreement, or (c) any breach of any obligations under Sections 4(e), 9 or 11

9.    Indemnification.

(a)    Insurer and Agency (each, an “Indemnifying Party”) shall indemnify and hold harmless the Agency Parties (in the case of Insurer being the Indemnifying Party) or the Insurer Parties (in the case of Agency being the Indemnifying Party) (each, as applicable, an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities, costs and expenses (including, but not limited to, reasonable attorneys’ and accountants’ fees and disbursements), judgments and amounts paid in settlement (collectively, “Losses”), relating to or arising out of Agency’s engagement hereunder or the provision of Services hereunder, except for Losses found by a court of competent jurisdiction to have been the result of the Indemnified Party’s bad faith, negligence, willful misconduct or material breach of this Agreement.

(b)    Agency shall indemnify and defend and hold harmless the Insurer Parties from and against any claims, assertions, demands, causes of action, suits, proceedings or other actions, whether at law or in equity (collectively, “Claims”), by a third party against any of the Insurer Parties based upon a third party Claim that any Deliverables or the Services or other intellectual property of Agency provided to, or used by, an Insurer Party under this Agreement infringes upon or violates the intellectual property or proprietary or other rights of such third party.

(c)    If a third-party Claim of infringement under the paragraph above occurs, or if Agency determines that such a Claim is likely to occur, Agency shall, in its reasonable discretion, either: (i) procure for Insurer, at Agency’s expense, the right or license to continue to use the Deliverable(s) or Services free of the infringement claim; or (ii) replace or modify the Deliverable(s) or Services to make them non-infringing.

(d)    Promptly after receipt of notice of any third-party action, arbitration, Claim, demand, dispute, investigation, lawsuit or other proceeding (each a “Proceeding”), the Indemnified Party shall notify the Indemnifying Party in writing if a claim is to be made under this Agreement; provided that the failure to notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that the Indemnifying Party may have to the Indemnified Party under this Section 9 or from any obligation or liability which it may have to the Indemnified Party otherwise than under this Section 9, except and only to the extent that the Indemnified Party’s failure to give such notice actually and materially prejudices the rights of the Indemnifying Party. The Indemnifying

Party will be entitled to assume the defense of any Proceeding with the assistance of counsel reasonably satisfactory to the Indemnified Party if the Indemnifying Party provides notice of such assumption within 15 days after learning of such Proceeding. The Indemnified Party has the right to retain its own counsel, but the fees and expenses of such counsel will be at the Indemnified Party’s own expense.

(e)    In the event that (i) the Indemnifying Party fails to assume the defense within the time period described above, (ii) the Indemnifying Party fails to diligently conduct the defense of the subject Proceeding, (iii) the subject Proceeding seeks injunctive or other equitable relief or (iv) the Indemnified Party reasonably determines that its interests are or may be adverse, in whole or in part, to the interests of the Indemnifying Party or that there may be legal defenses available to the Indemnified Party which are or may be different from, in addition to, or inconsistent with the defenses available to the Indemnifying Party, the Indemnified Party will have the right to conduct the defense of such Proceeding in good faith and to compromise and settle the Proceeding without the prior consent of the Indemnifying Party and the Indemnifying Party will be liable for all documented costs, expenses (including reasonable attorney’s fees), settlement amounts or other Losses actually paid or incurred by the Indemnified Party in connection therewith.

(f)    The Indemnifying Party may not settle any Proceeding without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed.

The foregoing provisions for indemnification are in addition to, and in no respect limit or restrict, any other remedies which may be available to a party under this Agreement, at law, in equity or otherwise in connection with any breach of this Agreement.

10.    Exclusivity/Non-disclosure. Insurer hereby acknowledges that the Services provided by Agency hereunder are not to be deemed exclusive. Agency and its affiliates may provide Services to other persons during the term of this Agreement.

11.    Non-Solicitation; False Statements. During the term of this Agreement and for a period of two years following the termination of this Agreement in accordance with Section 16 whether such termination is by Agency or Insurer:

(a)    Absent consent of Insurer, Agency or any employee of Agency will not (x) solicit, recruit, hire, employ, engage or attempt to hire, employ or engage any person who is an employee of Insurer or any of its affiliates, (y) assist any person or entity in the recruitment, hiring or engagement of any person who is an employee of Insurer or one of its affiliates, or (z) urge, induce or seek to induce any person to terminate his/her employment or other relationship with Insurer or any of its affiliates. This subsection (a) will not apply if Agency or any employee of Agency is first contacted by an employee or independent agent of Insurer or any of its affiliates without any prior solicitation or recruitment from Agency or any employee of Agency. Further, this Section 11(a) does not prohibit Agency from:

(i)    soliciting employees through general job advertisements or similar notices that are not targeted specifically at the employees of Insurer or its affiliates;

(ii)    engaging any recruiting firm or similar organization to identify or solicit persons for employment on Agency’s behalf, or soliciting any employee who is identified by any such recruiting firm or organization, as long as such recruiting firm or organization is not instructed to target any employees of Insurer or its affiliates; or

(iii)    soliciting or hiring employees whose employment has been terminated by Insurer or its affiliates.

(b)    Neither Agency nor any employee of Agency may make disparaging or false statements regarding Insurer or any of its affiliates. The foregoing will not be violated by truthful statements in respect to legal process, required governmental testimony or filings, or administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).

12.    Customer Information; Confidential Information.

(a)    Agency acknowledges that it will be provided with, receive or otherwise obtain certain financial or other Personal Information concerning applicants, owners, annuitants, payees or beneficiaries of, the Specified Products (“Customer Information”). Insurer acknowledges that Customer Information does not include information which does not contain Personal Information. In connection therewith:

(i)    Agency agrees to keep Customer Information confidential in all material respects in accordance with all state and federal privacy laws and written policies which the parties may approve time to time. Unless otherwise required by law, Agency is prohibited from disclosing or using Customer Information for any purpose other than to carry out its obligations under this Agreement.

(ii)    Agency represents and warrants that it will: (1) keep all Customer Information strictly confidential; (2) comply with all applicable federal and state laws regarding the protection, disclosure, and deletion of Customer Information; (3) comply with any directions from Insurer regarding the protection, disclosure, and deletion of Customer Information, to the extent required by law; (4) maintain adequate systems and appropriate administrative, physical, technical, electronic, and procedural measures to protect and secure the confidentiality, integrity, and availability of Customer Information; and (5) immediately report to Insurer any use or disclosure of Customer Information not permitted by this Agreement.

(iii)    (a) Without the written consent of Insurer, Agency is prohibited from selling or otherwise using Customer Information to obtain any financial benefit or award; and (b) Agency is prohibited from selling or otherwise using Customer Information for the purpose of inducing any customer to discontinue their contract with Insurer or to otherwise replace said contract with a product from another company.

(iv)    Agency agrees and acknowledges that it will not transfer Customer Information to Insurer except pursuant to the Gramm Leach Bliley Act (15 U.S.C. § 6801, et seq.) and its implementing regulations.

(v)    Insurer reserves the right to review Agency’s policies and procedures governing the maintenance of Customer Information. At Insurer’s reasonable discretion and in accordance with Insurer’s directions, Agency shall conduct, or pay the cost of conducting, an investigation of any incident required to be reported under this Section 12(a) and will provide or pay the costs of providing, any required notices to any individuals whose Customer Information was or is believed to have been involved.

(b)    Insurer and Agency each acknowledge and agree that, during the course of their association with one another, each party (the “Receiving Party”) may receive and have access to certain confidential information of the other party (the “Disclosing Party”), including, without limitation, information concerning the other party’s business affairs, clients, customers or personnel (collectively, the “Confidential Information”). In connection therewith:

(i)    The term “Confidential Information” does not include information which (1) is or becomes publicly available other than as a result of unauthorized disclosure by the Receiving Party or its Representatives (as defined below) in breach of this Agreement, (2) is in the

Receiving Party’s or any of its Representatives’ possession prior to disclosure by the Disclosing Party pursuant hereto, (3) is disclosed to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or its Representatives (provided that such source is not known to the Receiving Party to be prohibited from transmitting the information), or (4) is independently developed by the Receiving Party or on its behalf without any reference to the Disclosing Party’s Confidential Information.

(ii)    The parties acknowledge that Confidential Information may give a party a competitive advantage in the marketplace by not being generally known by the public and insurance industry and includes but is not limited to Customer Information and customer identities and lists, agent identities and lists, pricing and cost information, override schedules, forecasts and forecast assumptions, algorithms and quantitative methodologies, account information and any documents or computer stored information containing such information.

(iii)    Each party shall (1) comply with all applicable federal and state laws regarding the protection, disclosure, and deletion of Confidential Information, (2) comply with all directions from the other party regarding the protection, disclosure, and deletion of Confidential Information, to the extent required by law, (3) maintain adequate systems and appropriate administrative, physical, technical, electronic and procedural measures to protect and secure the confidentiality, integrity and availability of Confidential Information, and (4) immediately report to the other party any use or disclosure of Confidential Information not permitted by this Agreement.

(iv)    Each party shall keep Confidential Information of the other party and its affiliates confidential and are prohibited from disclosing or revealing Confidential Information to anyone (other than its officers, employees, attorneys, representatives and agents and those of its affiliates (collectively, those who receive Confidential Information from a party, “Representatives”) or to third parties who are bound by written obligations of confidentiality substantially similar to those in this Agreement; provided, however, that the party disclosing the information to any person outside of this Agreement will be liable for any breach of this Section 12(b) by its Representatives). If the Receiving Party or its Representatives are legally required to disclose or reveal Confidential Information, the Receiving Party shall, to the extent legally permissible, (1) promptly notify the Disclosing Party of the existence, terms and circumstances surrounding such a requirement, (2) consult with the Disclosing Party on the advisability of taking steps to resist or narrow such requirement, (3) if disclosure of such Confidential Information is required, furnish only such portion of the Confidential Information as the Receiving Party or such Representative is advised by counsel is legally required to be disclosed, and (4) cooperate with any action reasonably requested by the Disclosing Party in its efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the Confidential Information that is required to be disclosed (at the Disclosing Party’s sole expense). Notwithstanding the foregoing, notice to the Disclosing Party will not be required where disclosure is made (a) in response to a request by a regulatory or self-regulatory authority or (b) in connection with a routine audit or examination by an insurance examiner or auditor and such audit or examination does not reference the Disclosing Party or this Agreement.

(v)    Insurer reserves the right to review Agency’s policies and procedures governing the maintenance of Confidential Information. At Insurer’s reasonable discretion and in accordance with Insurer’s directions, Agency shall conduct, or pay the cost of conducting, an investigation of any incident required to be reported under this Section 12 and will provide or pay the costs of providing, any required notices to any individuals whose Confidential Information was or is believed to have been involved.

(c)    Each party acknowledges and agrees that irreparable injury will result to the Disclosing Party if the Receiving Party breaches any of the terms of the covenants set forth in subsections (a) or (b) of this Section 12 and that in the event of the actual or threatened breach of any of such provisions, the Disclosing Party will have no adequate remedy at law. Each party accordingly agrees that in the event of any actual or threatened breach by the Receiving Party of any of the provisions of this Section 12, the Disclosing Party will be entitled to seek, at its sole cost and expense, immediate temporary injunctive and other equitable relief with respect to such actual or threatened breach, without being required to show actual monetary damages or post any bond or other security. The remedies and agreements of indemnity contained herein are not exclusive and do not limit or restrict any other remedies available to the Disclosing Party, including the recovery of damages.

13.    Representations and Warranties.

(a)    As a material inducement to Insurer to enter into this Agreement, Agency hereby represents and warrants to Insurer that the following statements are true and correct as of the date of this Agreement and will be true and correct throughout the term of this Agreement:

(i)    Agency is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Agency possesses all requisite limited liability company power and authority necessary to own and operate its properties, to carry on its business as now conducted, and to carry out the transactions contemplated by this Agreement.

(ii)    Agency has or will have, and will cause any Outsourced Service Provider to have, at all appropriate times all such licenses from any governmental agency as may be necessary for it to perform the duties and obligations imposed on it by this Agreement in all relevant jurisdictions.

(iii)    The execution, delivery and performance of this Agreement by Agency and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Agency. This Agreement has been duly executed and delivered by Agency and is a legal, valid and binding obligation of Agency, enforceable against Agency in accordance with its terms (except as limited by applicable bankruptcy, reorganization, insolvency or similar laws).

(iv)    The execution and delivery by Agency of this Agreement and the fulfillment of and compliance with the terms hereof by Agency does not and will not (1) conflict with or result in a breach of the terms, conditions or provisions of, (2) constitute a default under (whether with or without the passage of time, the giving of notice or both), (3) result in the creation of any lien upon any of the property or assets of Agency pursuant to, (4) give any third party the right to modify, terminate or accelerate any obligation under, (5) result in a violation of, or (6) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party or any governmental authority pursuant to, any law, statute, rule or regulation to which Agency is subject, Agency’s organizational documents, or any agreement, instrument, order, judgment or decree to which Agency is subject, except for any such violations, conflicts or requirements which would not individually or in the aggregate reasonably be expected to have a material adverse effect on Agency’s ability to perform its obligations under this Agreement.

(b)    As a material inducement to Agency to enter into this Agreement, Insurer hereby represents and warrants to Agency that the following statements are true and correct as of the date of this Agreement and will be true and correct throughout the term of this Agreement:

(i)    Insurer is a life insurance company duly organized, validly existing and in good standing under the laws of the State of Delaware. Insurer possesses all requisite power and authority necessary to own and operate its properties, to carry on its business as now conducted, and to carry out the transactions contemplated by this Agreement.

(ii)    Insurer has obtained any and all regulatory approvals, if any, necessary for Insurer to enter into this Agreement.

(iii)    Insurer has or will have at all appropriate times all such licenses from any governmental agency as may be necessary for it to perform the duties and obligations imposed on it by this Agreement and to issue or renew Specified Products in all relevant jurisdictions and to otherwise perform under this Agreement in all relevant jurisdictions.

(iv)    The execution, delivery and performance of this Agreement by Insurer and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Insurer. This Agreement has been duly executed and delivered by Insurer and is a legal, valid and binding obligation of Insurer, enforceable against Insurer in accordance with its terms (except as limited by applicable bankruptcy, reorganization, insolvency or similar laws).

(v)    The execution and delivery by Insurer of this Agreement and the fulfillment of and compliance with the terms hereof by Insurer does not and will not (1) conflict with or result in a breach of the terms, conditions or provisions of, (2) constitute a default under (whether with or without the passage of time, the giving of notice or both), (3) result in the creation of any lien upon any of the property or assets of Insurer pursuant to, (4) give any third party the right to modify, terminate or accelerate any obligation under, (5) result in a violation of, or (6) other than the regulatory approvals described above in (b)(ii) of this Section 13, require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any third party or any governmental authority pursuant to, any law, statute, rule or regulation to which Insurer is subject, Insurer’s organizational documents, or any agreement, instrument, order, judgment or decree to which Insurer is subject, except for any such violations, conflicts or requirements which would not individually or in the aggregate reasonably be expected to have a material adverse effect on Insurer’s ability to perform its obligations under the this Agreement.

14.    Proprietary Rights.

(a)    Agency Property. As between Insurer and Agency, all rights, title and interest in and to all Agency Works, any and all Embedded Works to which Insurer has agreed in accordance with this Agreement (unless otherwise agreed by the parties), and all copyrights, trademarks, patents, trade secrets and other intellectual property in or to the foregoing shall be and remain vested in Agency (or Agency’s affiliates, suppliers or licensors, as applicable). Agency reserves the right to control the use of its name and Agency property presently existing or later established.

(b)    Insurer Property. As between Insurer and Agency, all rights, title and interest in and to the Deliverables (excluding any Embedded Works to which Insurer has agreed in accordance with this Agreement, unless otherwise agreed by the parties), all Confidential Information, any and all software, hardware, systems, networks and all other materials, information and data as Insurer provides hereunder to Agency and/or any person performing any portion of Agency’s obligations under this Agreement, or to which Insurer provides such persons any access, all information and data processed, prepared or generated by or utilizing any Deliverables (collectively, the “Insurer Property”) will be and remain vested in Insurer. Insurer reserves the right to control the use of its name and Insurer Property presently existing or later established. To the extent permitted by law, each and every Deliverable will be deemed a “work made for hire” within the meaning of the United States Copyright Act, 17 U.S.C. §§ 101 et seq., as amended or superseded. In the event that ownership of any Deliverable (excluding any Embedded Work) or other Insurer Property does not automatically vest in Insurer by virtue of this Agreement or otherwise, Agency hereby irrevocably and unconditionally transfers and assigns to Insurer, effective in respect of each such item of Insurer Property as of the date of its creation, all rights, title and interest that Agency may have or may acquire in and to such Insurer Property, in any and all media, languages, territories and jurisdictions throughout the world, now known or hereafter devised, including all intellectual property rights in such Insurer Property, and the right to prosecute and recover damages for all past, present and future infringements and other violations of the Insurer Property. Agency additionally hereby irrevocably and unconditionally waives and assigns to Insurer any and all so-called moral rights as Agency may have in or with respect to any Deliverable or other Insurer Property. Notwithstanding the foregoing, nothing in this Agreement will require Insurer to exercise or exploit any of Insurer’s rights in or to any Insurer Property.

(c)    Trademarks and Service Marks. Each party reserves the right to control the use of its own name and all symbols, trademarks, or service marks presently existing or subsequently established, and neither party may use the trademarks or service marks of the other party without permission and subject to such usage standards as such other party may designate from time to time.

(d)    Further Assurances. Agency shall undertake, at Agency’s expense, to do or cease to do all such acts as Insurer may reasonably direct, and to execute, or cause any person performing any portion of Agency’s obligations under this Agreement to execute, all such documents as Insurer deems reasonably necessary or helpful, to vest in Insurer or assure further the rights, title and interest of Insurer in and to the Insurer Property.

15.    Records and Data. Agency shall keep true and correct records and keep books or accounts on all Services provided pursuant to this Agreement and shall preserve and hold all documents, correspondence and records of Agency in accordance with prudent record keeping practices and in compliance with all federal and state privacy and security standards for a period of not less than the greater of (i) five years from the date of their creation or (ii) six years after termination of any relevant annuity or life insurance contract. Agency shall cooperate and assist Insurer in making any examination or inquiry with respect to such Services. All Deliverables established and maintained by Agency by reason of its performance under this Agreement which, absent this Agreement, would have been held by Insurer, will (1) be deemed the property, and subject to the control, of Insurer, (2) be identifiable, (3) be segregated from all other persons’ records and data or will be readily capable of segregation at no additional cost to the insurer, and (4) be subject to examination at all times by Insurer and persons authorized by it, or any governmental agency having jurisdiction over Insurer. Notwithstanding the foregoing, Agency shall retain the right to sufficient continuing access to books and records regarding the Services to permit Agency to fulfill all of its contractual obligations to any customers and Insurer. Agency shall grant access to the Delaware Insurance Commissioner (the “Commissioner”) to books and records maintained by Agency for the purposes of examination, audit and inspection. Further, if Insurer is placed in receivership or seized by the Commissioner under the State Receivership Act or equivalent applicable law, all of the rights of Insurer under this Agreement will extend to the receiver or the Commissioner, and Agency shall make all books and records immediately available to the receiver or the Commissioner and shall turn over all such books and records to the receiver or the Commissioner immediately upon the receiver or the Commissioner’s request. Agency and Insurer shall each retain this Agreement as part of their respective books and records for the term of this Agreement and for five years thereafter.

16.    Term and Termination.

(a)    The term of this Agreement will commence on the date hereof and continue until terminated in accordance with this Section 16, provided that the parties shall review and confirm, or renegotiate, no less frequently than every three years.

(b)    This Agreement may be terminated as follows: (i) by either party (for any reason or no reason) upon not less than 60 days’ written notice to the other party; (ii) by either party upon a material breach of this Agreement by the other party, unless such breach shall have been cured by the defaulting party or waived by the non-breaching party within 15 days after receipt of written notice of such breach from the non-breaching party; or (iii) immediately by one party if the other party is dissolved, becomes insolvent in the case of Agency, makes a general assignment, arrangement or composition with or for the benefit of its creditors, institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy, or if a liquidator, administrator or equivalent is appointed in respect of such party or substantially all of its assets.

(c)    Upon termination of this Agreement, Agency may, by written agreement with Insurer, transfer all books and records relating to the Services to a new provider rather than retain such books and records for five years, so long as the new provider acknowledges in writing that it is responsible for retaining the books and records of Agency as required in Section 15.

(d)    Notwithstanding anything to the contrary in this Agreement, Agency has no automatic right to terminate the Agreement solely on the basis that Insurer is placed in receivership, supervision, seizure, or conservatorship pursuant to 18 Del.C. Ch. 59 (“receivership”), and Agency will continue to maintain any systems, programs, or other infrastructure under this Agreement and make them available along with necessary personnel and other support to the liquidator, rehabilitator, conservator, ancillary receiver, or the insurance commissioner, as the context requires (the “receiver”), for so long as Agency continues to receive timely payment for post-receivership services rendered, unless released by the receiver or supervising court. Further, if Insurer is placed in receivership, all of its rights under this Agreement extend, to the extent permitted by applicable law, to the receiver, and all records and data developed or maintained hereunder will immediately be made available in a usable format to the receiver, and must be turned over to the receiver immediately upon the receiver’s request. The cost to transfer records and data to the receiver shall be fair and reasonable.

At the request of Insurer or receiver, Agency shall continue to provide services deemed by Insurer or receiver to be essential to the business and operations of Insurer for a period up to ninety (90) days from the date of notice to terminate this Agreement. The cost to provide such essential services to Insurer shall be fair and reasonable.

In furtherance of the cooperation between the receiver and the affected guaranty association or associations and subject to the receiver’s authority over Insurer, Agency’s obligations to the receiver hereunder will extend to such guaranty association or associations.

(e)    The following will survive the termination of this Agreement: (i) each party’s accrued rights and obligations as of the date of termination and (ii) the provisions of Sections 7, 8, 9, 10, 11, 12, 13, 16, 17, 18, 19, 22, 25, 26, 27 and 30 and this Section 16(e).

17.    Relationship.

(a)    For all purposes of this Agreement, Agency will be an independent contractor and not (except as expressly provided herein) an agent, principal, employee, partner or joint venturer of Insurer and will, unless otherwise expressly authorized, have no authority to act for or to represent Insurer in any way. Agency is free to exercise independent judgment as to the time and manner of the performance of the Services authorized under this Agreement. Agency is responsible for withholding, as applicable, and reporting any and all taxes on compensation or fees paid to it pursuant to this Agreement. The relationship between Agency and Insurer is non-exclusive, and nothing herein should be construed as preventing Insurer from authorizing other agents or producers in any area or market or otherwise.

(b)    All personnel of Agency and its affiliates and Outsourced Service Providers performing Services on behalf of Agency hereunder must at all times remain personnel of Agency or its respective affiliate or Outsourced Service Provider, subject to the direction and control thereof, and Insurer will have no liability to such persons for their welfare, salaries, fringe benefits, legally required employer contributions and tax obligations by virtue of the relationships established under this Agreement.

18.    Regulatory Inquiries. Agency agrees to give its full and complete cooperation in responding to any regulatory complaint or inquiry and shall promptly respond in writing directly to Insurer upon its request. Agency shall notify Insurer immediately upon becoming aware of any regulatory complaint or dispute involving Agency or its Outsourced Service Providers.

19.    Cooperation. The parties shall cooperate with each other in a commercially reasonable manner in order that the parties’ performance under this Agreement may be effectively, efficiently and promptly discharged. The parties shall at all reasonable times during normal business hours make available to the other party properly authorized personnel for the purpose of consultation and decision.

20.    Force Majeure. Notwithstanding any other provision contained in this Agreement, no party will be liable for any action taken, delay or any failure to take any action required to be taken hereunder or otherwise to fulfill its obligations hereunder in the event and to the extent that the taking of such action, delay or such failure arises out of or is caused by or directly or indirectly due to war, act of terrorism, insurrection, riot, labor disputes, civil commotion, act of God, accident, fire, water damage, loss of power, explosion, any law, decree, regulation or order of any government or governmental body (including any court or tribunal), or any other cause (whether similar or dissimilar to any of the foregoing) whatsoever beyond its reasonable control or the reasonable control of any delegate. The non-performing party shall use all reasonable efforts to minimize the effect of any force majeure. In any such event, the non-performing party will be excused from any further performance and observance of the obligations so affected only for so long as such circumstances prevail, and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable.

21.    Assignment. Except as otherwise expressly provided herein, neither Insurer nor Agency may assign, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the express prior written consent of the other party and such approval as may be required by the Delaware Department of Insurance. Every assignment by Agency shall state that it shall be subject and subordinate to any indebtedness and obligation of Agency that may be due or become due to Insurer, and the assignee and its principals shall assume all of Agency’s obligations to Insurer hereunder. Unless otherwise stated and agreed to by Insurer, an assignment does not relieve Agency of any indebtedness or obligation to Insurer.

22.    Successors. This Agreement is binding upon and will inure to the benefit of the parties hereto and the successors and permitted assigns of each of them, and no other person (except as otherwise provided herein) has any right or obligation under this Agreement.

23.    Notices. Whenever notice is required to be given by the provisions of this Agreement, such notice must, except as otherwise specifically provided herein, be in writing and will be deemed to have been duly given upon (i) the date such notice is delivered personally to the recipient or (ii) one business day after delivery to the recipient by reputable overnight courier service (charges prepaid). Such notices must be sent to the following addresses (or such other addresses as may be designated by a party by giving notice in accordance with this Section 23):

If to Agency:

Gainbridge Insurance Agency, LLC

10555 Group 1001 Way

Zionsville, IN, 46077

Attn: Chief Operating Officer

With a copy to:

Group 1001 Insurance Holdings, LLC

10555 Group 1001 Way

Zionsville, IN, 46077

Attention: Chief Legal Officer-Corporate

If to Insurer:

Gainbridge Life Insurance Company

P.O. Box 80509

Indianapolis, IN 46280

Attn: Chief Operating Officer

With a copy to:

Gainbridge Life Insurance Company

10555 Group 1001 Way

Zionsville, IN, 46077

Attention: Chief Legal Officer

24.    Discontinuance. Without liability to Agency, Insurer may, at its sole discretion, at any time discontinue writing business, or discontinue and/or withdraw any Specified Product’s form or rider, in any or all states.

25.    Severability. If any term or provision of this Agreement is found to be illegal or unenforceable, then, notwithstanding such finding, this Agreement will remain in full force and effect and such term or provision will be deemed stricken or modified as necessary, provided that the intent of this Agreement is maintained.

26.    No Waiver. No failure to exercise, and no delay in exercising, on the part of either party, any power or any rights hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right or power hereunder preclude further exercise of any other right hereunder.

27.    Governing Law.

(a)    Agency shall abide by all of the laws, rules, regulations, ordinances or decisions of any federal, state or local government, department or bureau having jurisdiction or supervision over insurance and the conduct of its business, including but not limited to the insurance laws and regulations of any jurisdiction in which Agency is duly licensed to do business as an insurance broker or producer.

(b)    This Agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

28.    Jurisdiction and Venue. The parties hereby (i) agree that any and all litigation arising out of this Agreement will be conducted only in state or Federal courts located in New Castle County, Delaware, (ii) agree that such courts have the exclusive jurisdiction to hear and decide such matters, (iii) expressly waive any right to a trial by jury in any action or proceeding to enforce or defend any right, power or remedy under or in connection with this Agreement or arising from any relationship existing in connection with this Agreement, and (iv) agree that any such action will be tried before a court and not before a jury.

29.    Consequential Damages. IN NO EVENT WILL INSURER OR AGENCY BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL OR PUNITIVE DAMAGES WHATSOEVER (INCLUDING WITHOUT LIMITATION, DAMAGES FOR LOSS OF PROFITS, LOSS OF USE, BUSINESS INTERRUPTION, LOSS OF DATA OR OTHER PECUNIARY LOSS), IN CONNECTION WITH THIS AGREEMENT, WHETHER BASED UPON CONTRACT, TORT OR ANY OTHER LEGAL THEORY, INCLUDING NEGLIGENCE, EVEN IF INSURER OR AGENCY (AS APPLICABLE) HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

30.    Headings; Construction. Headings to sections herein are for the convenience of the parties only and are not intended to be or to affect the meaning or interpretation of this Agreement. All references to “Sections,” “Schedules” and “Exhibits” refer to the corresponding Sections, Schedules and Exhibits of

31.    this Agreement, as amended, modified or supplemented from time to time. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”

32.    Interpretations. No uncertainty or ambiguity in this Agreement will be construed or resolved against any party whether under any rule of construction or otherwise. Neither party will be considered the draftsperson. The parties acknowledge and agree that this Agreement has been negotiated, reviewed and accepted by both parties and their attorneys and will be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of the parties.

33.    Complete Agreement. Except as otherwise provided herein, this Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein (along with the Schedules, Exhibits and other documents delivered pursuant to this Agreement), and no other agreement, verbal or otherwise, is binding upon the parties hereto with respect to the subject matter herein.

34.    Counterparts. This Agreement, and any amendments hereto, may be executed in the original or by any generally accepted electronic means (including transmission of a Portable Document Format (PDF) file containing an executed signature page) in any number of counterparts, each of which will be deemed an original and all of which, when taken together, will constitute one original instrument.

35.    No Third-Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any person or entity, other than the parties and any permitted successors and assigns hereto, any rights or remedies under or by reason of this Agreement.

36.    Privacy Notice. Agency agrees to provide notices or other materials to customers, consumers, or others with whom Agency may interact as directed by Insurer, including without limitation notices that Insurer may require under applicable federal and state privacy laws and their implementing regulations.

37.    Defined Terms. Notwithstanding any other provisions of this Agreement, the following terms when used as capitalized in this Agreement, including the Schedules and Exhibits, have the meanings assigned to them in this Section 37 and include the plural as well as the singular:

“Administration Platform” has the meaning ascribed to it in the Recitals.

“Advertisement” has the meaning ascribed to it in Section 3(d).

“Agency” has the meaning ascribed to it in the first paragraph of this Agreement.

“Agency Parties” has the meaning ascribed to it in Section 8.

“Agency Works” has the meaning ascribed to it in Section 2(b).

“Agreement” has the meaning ascribed to it in the first paragraph of this Agreement.

“AML” has the meaning ascribed to it in Section 2(g)(i).

“AML/KYC Subcontractor” has the meaning ascribed to it in Section 2(g)(i).

“Anti-Bribery Laws” has the meaning ascribed to it in Section 2(g)(iii).

“Broker Dealer” has the meaning ascribed to it in Section 2(f)(i).

“Claims” has the meaning ascribed to it in Section 9(b)

“Commissioner” has the meaning ascribed to it in Section 15.

“Confidential Information” has the meaning ascribed to it in Section 12(b).

“Customer Information” has the meaning ascribed to it in Section 12(a).

“Deliverable” has the meaning ascribed to it in Section 2(b).

“Disaster Recovery Plans” has the meaning ascribed to it in Section 4(h).

“Disclosing Party” has the meaning ascribed to it in Section 12(b).

“Distribution Platform” has the meaning ascribed to it in the Recitals.

“Dual Representative” has the meaning ascribed to it in Section 2(f)(ii).

“Embedded Work” has the meaning ascribed to it in Section 2(b).

“FINRA” has the meaning ascribed to it in Section 2(f)(i).

“Indemnified Party” has the meaning ascribed to it in Section 9(a).

“Indemnifying Party” shall have the meaning ascribed to it in Section 9(a).

“Insurer” has the meaning ascribed to it in the first paragraph of this Agreement.

“Insurer Party” has the meaning ascribed to it in Section 8.

“Insurer Property” has the meaning ascribed to it in Section 14(b).

“Losses” has the meaning ascribed to it in Section 9(a).

“Malicious Code” shall have the meaning ascribed to it in Section 2(c).

“Outsourced Service Providers” has the meaning ascribed to it in Section 4(b).

“Personal Information” has the meaning ascribed to it in Section 2(j)(iii).

“Platforms” has the meaning ascribed to it in the Recitals.

“Proceeding” has the meaning ascribed to it in Section 9(d).

“Receiving Party” has the meaning ascribed to it in Section 12(b).

“Registered Product” has the meaning ascribed to it in the Recitals.

“Representatives” has the meaning ascribed to it in Section 12(b)(iv).

“Sanctions” has the meaning ascribed to it in Section 2(f)(i)(2).

“SEC” has the meaning ascribed to it in the Recitals.

“Security Losses” has the meaning ascribed to it in Section 4(d)(ii).

“Service Level Standards” has the meaning ascribed to it in Section 4(a).

“Services” has the meaning ascribed to it in Section 2(a).

“Specified Products” has the meaning ascribed to it in the Recitals.

“Third Party Works” has the meaning ascribed to it in Section 2(b).

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IN WITNESS WHEREOF, this Agency and Distribution Services Agreement has been executed for and on behalf of the undersigned as of DATE August 12, 2022.

GAINBRIDGE INSURANCE AGENCY, LLC

By:	/s/ Robert Stanton
Name:	Robert Stanton
Title:	Vice President

GAINBRIDGE LIFE INSURANCE COMPANY

By:	/s/ Linda Wang
Name:	Linda Wang
Title:	Chief Financial Officer

Schedule A

Specified Products

Product Name

[Gainbridge Single Premium Immediate Annuity]

[Gainbridge Multi Year Guaranteed Annuity]

[Gainbridge Registered Index Linked Annuity]

[Gainbridge Variable Annuity]

Sch. A-1

Schedule B

Addition of Specified Products and Program Changes

Insurer notifies Agency of its desire to add or remove Specified Products or make program changes related to the sales plan or features of any current Specified Product at least 30 days prior to such changes becoming effective.

Insurer provides details on the new Specified Products or proposed program changes as requested by Agency at least 30 days prior to such changes becoming effective.

Sch. B-1

Schedule C

Services

Services to be offered to Insurer and eligible customers include, but are not limited to:

•	Configuration, deployment, customization and maintenance of the Distribution Platform and the Administration Platform, including management of third-party software and professional services

•	Insurer access to application programming interfaces and/or web services

•

Advertising, marketing, and promoting the Specified Products in accordance with Section 3(d) of the Agreement and monitoring commissioned or paid for advertising, including comments on social media established by Agency, and marketing content of third-party promoters

•	Customer account creation

•	Customer access to iOS and Android mobile applications and online web browser interface

•	Providing prospectus and any other disclosure documents to prospective purchasers of Registered Products

•	Processing annuity or life insurance contract applications for issuance by Insurer in accordance with criteria and guidelines furnished by or developed in cooperation with Insurer

•	Delivery of annuity or life insurance contracts to customers via electronic delivery

•	Delivery of required disclosure documents to customers

•	Providing contract and customer support with respect to premium payments and withdrawal and surrender requests

•	Processing annuity or life insurance contract changes, including ownership, address, beneficiaries and payees

•	Receiving notification of death, providing and receiving claims forms, gathering and retaining proofs of loss and payee documentation and submitting the claim to Insurer for review and approval

•	Creating and delivering annual statements and confirmations in accordance with criteria and guidelines furnished by or developed in cooperation with Insurer

•	Deliver such other communications and notices to customers and Insurer may reasonably request

•	Providing contract and customer support with respect to premium payments, withdrawal and surrender requests via telephone, mail, email and chat

•	Retaining platform, product and customer records in accordance with record retention guidelines

•	Preparing and delivering to Insurer such reports as Insurer may reasonably request

•	Providing compliance services specified by Insurer, including but not limited to AML, KYC and Sanctions compliance

Sch. C-1

Schedule D

Service Level Standards

Insurer and Agency agree that these service level standards (the “Service Level Standards”) will apply to all matters relating to Agency’s provision of Services in connection with the Platforms, including Services for which Agency retains Outsourced Service Providers, as applicable.

1.	Distribution Platform Customer Support Services

Agency shall provide the following support services to customers as set forth below, consistent with commercially reasonable industry standards, and the Service Level Standards set forth herein:

a.

Live agent customer service, 8:00 AM to 5:00 PM EST, Monday through Friday (the “Customer Service Hours”) in accordance with the Service Level Standards set forth herein. Agency shall provide 24-hour access to Agency’s customer service system to customers, personnel, or other representatives of Insurer designated from time to time.

b.	Live online chat during Customer Service Hours. Customer messages captured and logged outside of Customer Service Hours.

c.	Interactive Voice Response Unit (“IVRU”) with recorded lines and hold messaging during Customer Service Hours and outbound messaging outside of Customer Service Hours.

d.	Online access to account information and self-directed service 24 hours per day and 7 days per week.

e.	Data capture and reporting and information management services.

f.

Dispute processing, fraud prevention, security, and resolution of all inquiries, including customer account creation. Agency agrees that in the event it receives an inquiry from a customer with respect to a Specified Product, including but not limited to any oral or written notice from customer involving a material complaint, dispute or problem, or possible misconduct related to fraud or other potentially suspicious activity involving such product, customer or prospect, Agency will promptly notify Insurer. Agency will further note such inquiry, dispute or complaint on a report to be provided to Insurer. Agency shall use reasonable efforts to cooperate with Insurer in the reasonable resolution of any customer inquiry, dispute, or compliant, all in accordance with Applicable Law.

2.	Distribution Platform Availability

a.

The Distribution Platform maintained by or on behalf of Agency by which customers can review their account information will be available 99.0% of the total minutes in each calendar month, excluding Scheduled Maintenance.

b.

The Distribution Platform availability Service Level will be calculated as follows: 100% * (total minutes the Platform is available in a calendar month) / (total minutes in such calendar month - downtime for Scheduled Maintenance).

3.	IVRU Availability

a.	IVRU will be available to respond to customer inquiries 98% of the total minutes in the calendar month, excluding downtime for Scheduled Maintenance.

Sch. D-1

b.

The IVRU availability Service Level will be calculated as follows: 100% * (total minutes the IVRU is available in a calendar month) / (total minutes in such calendar month - downtime for Scheduled Maintenance).

4.	Call Center, Email and Chat Services

a.	Customer Service Call Handling:

i.	Eighty percent (80%) of all live customer services calls answered by Agency each calendar month will be answered within 60 seconds.

ii.

This Service Level will be calculated as follows: 100% * (total number of live customer service calls received by Agency at the toll-free customer service telephone number designated for customers that are answered within 60 seconds) / (total number of live customer service calls received by Agency at the toll-free customer service telephone number designated for customers). For avoidance of doubt, callers that hang up before 60 seconds will count as a call neither offered nor answered.

b.	Customer Service Call Handling Abandon Rate:

i.	The abandonment rate for calls to Agency’s call center shall be no greater than 7%.

ii.

The abandonment rate Service Level will be calculated as follows: (total number of live customer service calls received by Agency at the toll-free customer service telephone number designated for customers for which the customer hangs up after 60 seconds and before the call is answered by a live customer service representative) / (total number of live customer service calls received by Agency at the toll-free customer service telephone number designated for customers).

c.

Customer Service Email Handling: All emails received by Agency will be acknowledged upon receipt and resolved within one business day; and upon written request by Insurer, Agency shall provide reporting of same.

d.

Customer Service Chat Handling: Eighty percent (80%) of all chat requests initiated during Customer Service Hours each calendar month will be answered within 20 seconds. Chat requests initiated outside of Customer Service Hours will be answered by (i) an immediate acknowledgement and (ii) a customer service representative the following business day. The Service Level for chats initiated during Customer Service Hours will be calculated as follows: 100% * (total number of chat requests initiated during Customer Service Hours that are answered within 20 seconds) / (total number of chat requests initiated during Customer Service Hours). For the avoidance of doubt, customers who exit the chat before 20 seconds will count as a chat neither offered nor answered.

5.	General

a.	Time of Receipt: The time the transmission job completes in the Agency data center is the time of receipt for that file.

b.	Calendar Monthly Measurement: Only full calendar months will be measured for purposes of these Service Levels.

Sch. D-2

c.	Force Majeure: No Service Level will be considered missed if the failure is due to any circumstance set forth in the Force Majeure provision of this Agreement.

d.

Scheduled Maintenance: “Scheduled Maintenance” includes but is not limited to weekly installs, major and minor implementations. Scheduled Maintenance will occur only during the hours of 1:00 a.m. to 8:00 a.m. Eastern time. Any maintenance conducted by Agency during any other hours will be considered unscheduled downtime. Agency will notify Insurer in advance of Scheduled Maintenance.

6.

Missed Service Level Standards: If Agency fails to provide the Services in accordance with the Service Level Standards set forth in this Schedule D, Agency shall: (i) promptly investigate and report to Insurer on the causes of the problem; (ii) provide a root cause analysis of such failure as soon as practicable after such failure or Insurer’s request; (iii) initiate remedial action to correct the problem and begin meeting the applicable Service Level Standards as soon as practicable; and (iv) advise Insurer, as and to the extent requested by Insurer, of the status of remedial efforts being undertaken with respect to such problem and, as soon as practicable provide Insurer reasonable evidence that the causes of such problem have been or will be corrected on a permanent basis. For each missed Service Level Standard, as set forth in this Schedule D, a service credit will be given to Insurer for each date a Service Level Standard is missed beyond one day per month. In the event that a Service Level Standard, as set forth in this Schedule D, is missed more than one day per month, the service credit is defined as $500 per incident for each day beyond the initial day in which a Service Level Standard is missed. The foregoing Service Level Standard ramifications are in addition to the breach, notice and cure, and termination rights under the Agreement.

Sch. D-3

Schedule E

Compensation and Fees

a.    Insurer shall compensate Agency for Services related to design, implementation, and support of the Distribution Platform to promote and facilitate consumer-directed sales of the Specified Products at the rate of (redacted). Insurer will not compensate Agency for contract renewals.

b.    Insurer shall pay to Agency (redacted).

c.    Insurer shall reimburse to Agency any additional systems, web and mobile app developmental costs, based on reasonable market rates, for development or modifications to the Platforms requested by Insurer or otherwise necessary to process and promote Gainbridge and the Specified Products that have been pre-approved by Insurer.

d.    Insurer shall reimburse to Agency any and all costs incurred by Agency to compensate Broker Dealers under insurance networking arrangements and associated agreements, as may be applicable, that meet the criteria set forth in Section 2(f).

Sch. E-1